UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) informed today that, regarding the previously disclosed antitrust investigations that initiated in 2023 in the construction chemicals sector, Cemex received a Statement of Objections (“SO”) from the European Commission (“EC”) that relates to Cemex’s admixtures activity in France and Germany. The fact that this investigation is being conducted does not mean that the EC has finally concluded that Cemex has not complied with the law. As Cemex has disclosed in the past, to the extent that Cemex produces admixtures in Europe, Cemex does so primarily for internal consumption and consequently has insignificant third-party sales. Cemex does not agree with the preliminary findings contained in the SO and will formally respond in due time as part of the ongoing process. As of July 20, 2026, due to the current stage of this investigation, Cemex is not able to assess the likely outcome of the investigation or, if the matter is adversely resolved against Cemex, if it would have a material adverse impact on Cemex’s results of operations, liquidity and financial condition.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: July 20, 2026	By:	/s/ Jaime Martínez Merla
Name: Jaime Martínez Merla
Title: Chief Comptroller

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